Exhibit 99.90

WBM CAPITAL CORP.

Management’s Discussion and Analysis

For the years ended October 31, 2025 and 2024

(expressed in Canadian Dollars, unless otherwise stated)

Management’s Discussion and Analysis (Expressed in Canadian Dollars, unless otherwise noted)	WBM CAPITAL CORP. Year ended October 31, 2025

1.	MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is a review of the operations and current financial position for WBM Capital Corp. (the “Company” or “WBM”). This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and notes for the years ended October 31, 2025, and 2024.

The Company’s audited consolidated financial statements and notes thereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) and are reported in Canadian dollars unless otherwise noted.

WBM is classified as a “venture issuer” for the purposes of National Instrument 51-102. This MD&A was approved by the directors of the Company on March 6, 2026.

2.	CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

Certain statements in this report are forward-looking statements which reflect management’s expectations regarding future growth, results of operations, performance, business prospects and opportunities, the Company’s ability to meet financial commitments and its ability to raise funds when required. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations, or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance, or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as at the date of this report. These assumptions, which include management’s current expectations, the global economic environment, and the Company’s ability to manage its operating costs, may prove to be incorrect. Several risks and uncertainties could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Actual performance, achievement or other realities could differ materially from those expressed in, or implied by, any forward-looking statements or information in this MD&A and, accordingly, investors should not place undue reliance on any such forward-looking statements or information. Further, any forward-looking statement or information speaks only as at the date on which such statement is made, and the Company does not undertake any obligation to update any forward-looking statements or information to reflect information, events, results, circumstances, realities or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law, including securities laws. All forward-looking statements and information contained in this MD&A and other documents of the Company are qualified by such cautionary statements. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual realities to differ materially from those contained in any forward-looking statements.

Management’s Discussion and Analysis (Expressed in Canadian Dollars, unless otherwise noted)	WBM CAPITAL CORP. Year ended October 31, 2025

2.	CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION (CONT’D)

In addition, forward-looking statements, and information herein, including financial information, is based on certain assumptions relating to the business and operations of the Company. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements and forward-looking information in this MD&A, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements and information will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information contained in this MD&A.

3.	BUSINESS HISTORY

The table below lists the Company’s wholly owned subsidiaries as at October 31, 2025:

Name of subsidiary	Jurisdiction Incorporated	Functional Currency	Accounting Method/Date of Disposal

Tiidal Gaming Holdings Inc.
(formerly Tiidal Gaming Group Inc.)	Canada	Canadian dollars	Dissolved March 14/24
Lazarus Esports Inc.	Canada	Canadian dollars	Dissolved March 7/24
Tiidal Gaming Canada Inc.	Canada	Canadian dollars	Dissolved March 7/24
Space Esports Inc.	United States	U.S. dollars	Dissolved Feb 26/24
Tiidal Gaming NZ Limited	New Zealand	New Zealand dollars	Until June 8, 2023
1507651 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1507652 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1507653 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1507655 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1510450 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1510435 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1510441 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24

The Company was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”) on June 4, 2004. On July 10, 2024, the Company changed its name from Tiidal Gaming Group Corp. to WBM Capital Corp. The address of the Company’s head, principal, and registered office is located at 2505 – 1177 West Hastings Street, Vancouver, British Columbia V6E 2L3. On June 7, 2024, the Company voluntarily delisted trading of its common shares on the CSE.

As of June 9, 2023, the Company does not have any remaining active operations and the Company embarked on a strategic review.

On October 30, 2023, the Company announced that its Board of Directors has concluded its previously announced strategic review process and has determined it is in the best interest of the Company to return capital to its shareholders by way of substantial issuer bid (the “Offer”) to be completed no earlier than December 7, 2023. On December 15, 2023, the Company completed the Offer and purchased for cancellation 83,256,650 common shares at a price of $0.1225 per share for aggregate purchase price of $10,198,940. The shares purchased under the Offer represented approximately 95% of the total issued and outstanding shares.

Management’s Discussion and Analysis (Expressed in Canadian Dollars, unless otherwise noted)	WBM CAPITAL CORP. Year ended October 31, 2025

3.	BUSINESS HISTORY (CONT’D)

On October 4, 2024, the Company completed a share consolidation on the basis of 6,000,000 pre-consolidation common shares to 1 post-consolidation common share.

On October 21, 2024, the Company incorporated 4 wholly owned subsidiaries 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd. and 1507655 B.C. Ltd.

On November 6, 2024, the Company incorporated 3 wholly owned subsidiaries 1510435 B.C. Ltd., 1510441 B.C. Ltd. and 1510450 B.C. Ltd.

On December 18, 2024, the Company completed a plan of arrangement whereby the sole shareholder of the Company, Triforce Ventures SA, held all of the issued and outstanding common shares in the following former subsidiaries; 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd., 1507655 B.C. Ltd., 1510450 B.C. Ltd., 1510441 B.C. Ltd., and 1510435 B.C. Ltd. Each of these former subsidiaries are now an unlisted reporting issuer in the provinces of British Columbia and Alberta.

On July 24, 2025, the Company completed a share subdivision on the basis of every one (1) common share before subdivision into two hundred and fifty thousand (250,000) post-subdivision common shares (the “Stock Split”). The share subdivision is reflected retrospectively in these condensed consolidated interim financial statements.

4.	OVERALL PERFORMANCE

a)	Financing transactions

The sale of Tiidal NZ constituted the sale of substantially all of the assets and operating activities of the Company. The board of directors of the Company will assess the available options to return capital received pursuant to the sale of Tiidal NZ to its shareholders following the expiry of the 180-day holding period. Any such options will be subject to the receipt of corporate, securities and tax laws advice, and will be subject to the receipt of all required shareholder, regulatory and Canadian Securities Exchange (the “CSE”) approvals. There can be no assurances that any such options will be implemented by the Company.

On December 15, 2023, the Company in connection with the completed substantial issuer bid cancelled an aggregate of 65,000 options of the Company that had an exercise price of $2.40 per share for consideration of $0.54 per In-the-Money Option, representing the difference between the exercise price of the In-the-Money Options and the purchase price under the substantial issuer bid, for aggregate consideration equal to approximately $0.14.

On February 16, 2024, the Company issued 33,333 common shares at a deemed price of $1.20 per share as full and final payment of debt in the aggregate amount of $40,000 for certain unpaid remuneration for services performed by the Company’s Chief Executive Officer and a consultant of the Company. The fair value of the issued common shares was $1.68 per share and a loss of $16,000 was recorded.

On July 10, 2024, the Company closed a non-brokered private placement financing of 250,000 common shares at a deemed price of $0.12 per share for gross proceeds of $30,000. No finders’ fees were paid in connection with the private placement.

Management’s Discussion and Analysis (Expressed in Canadian Dollars, unless otherwise noted)	WBM CAPITAL CORP. Year ended October 31, 2025

4.	OVERALL PERFORMANCE

b)	Net and comprehensive loss

The Company’s net loss and comprehensive loss for the year ended October 31, 2025, was $178,418 (October 31, 2025 - $655,537). The decrease in the net loss year over year is linked to the sale and closure of the Company’s revenue producing assets. During 2025 and 2024, the Company had no active operations and no employees.

5.	GOING CONCERN

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company’s accumulated deficit was $7,704,263 at October 31, 2025 (October 31, 2024 – $7,525,845) and its cash flow used in operations was $22,451 (October 31, 2024 – $688,624). These factors comprise a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern.

6.	SELECTED ANNUAL INFORMATION

	2025	2024
	$	$

Revenues	—	—
Cost of sales	—	—
Expenses	72,125	600,903
Loss of input tax credits	37,604	134,790
Tax expense	66,329	—
Other loss (income)	2,360	(74,737)
Net income (loss)	(178,418)	(660,956)
Comprehensive income (loss)	(178,418)	(655,537)
Basic and diluted comprehensive income (loss) per share	(0.71)	(0.87)
Total assets	12,836	119,368
Total liabilities	131,934	60,048

7.	RESULTS OF OPERATIONS

a)	Expenses

The Company’s net loss for the year ended October 31, 2025, was $178,418, compared to $660,956 for the year ended October 31, 2024. The decrease year over year is driven by reduced activity in the Company which operates as a shell since selling off its assets.

General and administrative expenses decreased to $72,125 for the year ended October 31, 2025, from $242,956 in the year ended October 31, 2024. The decrease in general and administrative expenses is linked to the reduction in activity as the Company transitioned to a shell in the current year. General and administrative expenses consist of office and miscellaneous of $19,184 and, professional fees of $52,941.

Management’s Discussion and Analysis (Expressed in Canadian Dollars, unless otherwise noted)	WBM CAPITAL CORP. Year ended October 31, 2025

7.	RESULTS OF OPERATIONS (CONT’D)

a)	Expenses (cont’d)

Management fees decreased to $nil for the year ended October 31, 2025, from $335,775 in the year ended October 31, 2024. These costs pertained to salaries for officers and directors.

b)	General and administrative expenses

	2025	2024
	$	$

Professional fees	52,941	205,557
Office and miscellaneous	19,184	36,231
Insurance and bank	—	1,168
	72,125	242,956

8.	SUMMARY OF QUARTERLY RESULTS

	Oct 31, 2025	July 31, 2025	April 30, 2025	Jan 31, 2025
	$	$	$	$

Revenues	—	—	—	—
Net income (loss)	(7,135)	(129,933)	(4,743)	(36,607)
Income (loss) per share basic and diluted	(0.18)	(0.52)	(0.02)	(0.07)
Weighted average number of shares outstanding	250,000	250,000	250,000	250,000

	Oct 31,	July 31,	April 30,	Jan 31,
	2024	2024	2024	2024
	$	$	$	$

Revenues	—	—	—	—
Net income (loss)	(227,102)	(84,494)	(282,503)	(66,857)
Income (loss) per share basic and diluted	(0.57)	(0.31)	(1.06)	(0.04)
Weighted average number of shares outstanding	401,527	271,534	265,608	1,756,525

9.	LIQUIDITY AND CAPITAL RESOURCES

As at October 31, 2025, the Company had negative working capital of $119,098 (October 31, 2024 – $59,320), consisting primarily of cash, offset by accounts payable and other liabilities. The decrease in the current year related primarily to the write-off of other receivables, the amortization of prepaid expenses and deposits into the statement of comprehensive loss and an increase in accounts payable due to additional professional fees incurred in connection with the transaction described in Note 13.

Management’s Discussion and Analysis (Expressed in Canadian Dollars, unless otherwise noted)	WBM CAPITAL CORP. Year ended October 31, 2025

10.	CASH FLOWS

	2025	2024	Change
	$	$	$

Operating activities	(22,451)	(688,624)	666,173
Investing activities	—	10,879,322	(10,879,322)
Financing activities	—	(10,234,676)	10,234,676
Change in cash	(22,451)	(43,978)	21,527

For the year ended October 31, 2025, cash flows used in operating activities of $22,451 in cash. The decreased use of cash was mainly attributable to reduced general and administrative expenses, including salaries and benefits, and office expenses as well as the share issuer bid payment that was made during the period ended.

For the year ended October 31, 2025, investing activities consisted of nil. For the year ended October 31, 2025, financing activities consisted of nil.

11.	OFF-BALANCE SHEET ARRANGEMENTS

The Company did not enter into any off-balance sheet arrangements as at October 31, 2025 or as at the date of this report.

12.	RELATED PARTY TRANSACTIONS

Related parties include the Board of Directors, close family members and enterprises which are controlled by these individuals as well as certain persons performing similar functions.

For the years ended October 31, 2025, and 2024, the Company incurred charges with officers and directors recorded at their exchange amounts as agreed upon by transacting parties as follows:

	2025	2024
	$	$

Management and director fees and salaries	4,870	226,500
Payments made under the share buy back	—	3,498,245
	4,870	3,724,745

Share-based payments are the fair value of stock options granted to key management personnel as at the grant date. For the year ended October 31, 2025, and 2024, key management personnel were not paid any post-employment benefits, termination benefits or any other long-term benefits.

Management’s Discussion and Analysis (Expressed in Canadian Dollars, unless otherwise noted)	WBM CAPITAL CORP. Year ended October 31, 2025

13.	QUALIFYING TRANSACTION

On April 2, 2025, the Company announced it has entered into a definitive business combination agreement with Wappier Inc. (“Wappier”) pursuant to which, subject to the satisfaction of certain conditions, including receipt of all necessary approvals, the Company and Wappier will complete a transaction, which will result in the reverse takeover of the Company by Wappier (the “Resulting Issuer”) and listing of the Resulting Issuer on the Canadian Securities Exchange. On June 27, 2025, the Company and Wappier Inc. terminated its proposed business combination.

On August 27, 2025, the Company announced it has entered into a non-binding letter of intent with respect to a business combination with Bitzero Blockchain Inc. (“Bitzero”). Subject to certain conditions, the Company and Bitzero will complete a transaction, which will result in the reverse takeover of the Company by Bitzero. On November 19, 2025, the Company and Bitzero announced it has closed its previously announced reverse takeover transaction.

14.	COMMITMENTS

As at October 31, 2025, and the date of this MD&A, the Company did not have any commitments.

15.	NEW AND REVISED IFRS ACCOUNTING STANDARDS IN ISSUE BUT NOT YET EFFECTIVE

At the date of authorisation of these consolidated financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective for the Company’s consolidated financial statements for the periods presented:

IFRS 18: Presentation and Disclosure in Financial Statements

IFRS 18 is a comprehensive new standard on presentation and disclosure that will modify the structure and content of the primary consolidated financial statements and related notes. It is expected to affect presentation and disaggregation, including new defined subtotals in the statement of profit or loss.

Application for IFRS 18 is required for annual reporting periods beginning on or after January 1, 2027. The Company does not intend to early apply IFRS 18 and plans to apply it starting on October 1, 2027.

The Company is in the process of reviewing the impact of IFRS 18 on its consolidated financial statements in future periods.

16.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Fair values

Hierarchical levels, defined by IFRS 7 and directly related to the amount of subjectivity associated with inputs to fair valuation of these financial assets and liabilities, are as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

●	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and

●	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

Management’s Discussion and Analysis (Expressed in Canadian Dollars, unless otherwise noted)	WBM CAPITAL CORP. Year ended October 31, 2025

16.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT’D)

a)	Fair values

The fair values of accounts payable and other liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments.

Cash, is recorded at fair value using level 1 inputs.

b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s cash is held with major financial institutions and thus the exposure to credit risk on cash is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade and other receivables.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.

The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

Maturity analysis of liabilities which are due in the next twelve months can be summarized as follows: accounts payable and other liabilities of $131,934 (2024 - $60,048).

d)	Foreign currency risk

Foreign currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company’s currency risk primarily arises from financial instruments denominated in US dollars that are held in entities with a Canadian dollar functional currency. Conversely for the Tiidal NZ subsidiary who has a NZ dollar functional currency, currency risk primarily arises from financial instruments denominated in Canadian dollars that are held in Tiidal NZ.

The Company is no longer exposed to foreign currency risk on fluctuations related to cash, accounts receivable, and accounts payable and other liabilities that are denominated in US dollars.

e)	Interest rate risk

The Company does not have any significant exposure as at October 31, 2025 and 2024 to interest rate risk through its financial instruments.

Management’s Discussion and Analysis (Expressed in Canadian Dollars, unless otherwise noted)	WBM CAPITAL CORP. Year ended October 31, 2025

17.	SUBSEQUENT EVENT

In November 2025, the Company completed a share transaction in Canada structured as a triangular amalgamation under the Business Corporations Act (British Columbia) with Bitzero Holdings Inc. (“Bitzero”) and WBM’s wholly owned subsidiary, 1555476 B.C. Ltd. (“Subco”), pursuant to an amalgamation agreement dated November 3, 2025. Under the terms of the agreement, Bitzero amalgamated with Subco to form a new corporation that became a wholly owned subsidiary of WBM.

All issued and outstanding common and non-voting shares of Bitzero were exchanged for fully paid and non-assessable WBM common and non-voting shares on the basis of ten Bitzero shares for one WBM share. Outstanding Bitzero options, restricted share units (RSUs), and warrants were adjusted to provide rights to acquire WBM common shares in accordance with their existing terms.

As control of the combined entity resides with the former shareholders of Bitzero, the transaction is accounted for as a reverse acquisition, with Bitzero identified as the accounting acquirer and WBM as the accounting acquiree. The transaction will be accounted for in accordance with IFRS 2 – Share-based Payment, with any excess of the fair value of the deemed consideration over the fair value of WBM’s identifiable net assets recognized as a listing expense in profit or loss during the period of closing.

On November 24, 2025, the common shares of Bitzero (accounting acquirer) commenced trading on the Canadian Securities Exchange under the symbol “BITZ.U.”

18.	RISKS AND UNCERTAINTIES

The Company believes that the following risks and uncertainties may materially affect its success:

Limited Operating History

The business has been operating since 2010 and has yet to generate consistent profits from its activities. The Company is subject to all of the business risks and uncertainties associated with any new business enterprise.

Substantial Capital Requirements and Liquidity

Substantial additional funds to maintain business operations and for the acquisition of new business or assets will be required. No assurances can be given that the Company will be able to raise the additional funding that may be required for such activities. To meet such funding requirements, the Company will be required to undertake additional equity financing, which would be dilutive to shareholders. Debt financing, if available, may also involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company or at all.

Reliance on Management and Dependence on Key Personnel

The success of the Company will be largely dependent upon on the performance of the directors and officers and the ability to attract and retain key personnel. The loss of the services of these persons may have a material adverse effect on the Company’s business and prospects. The Company will compete with numerous other companies for the recruitment and retention of qualified employees and contractors. There is no assurance that the Company can maintain the service of its directors and officers, or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on the Company and its prospects.

Management’s Discussion and Analysis (Expressed in Canadian Dollars, unless otherwise noted)	WBM CAPITAL CORP. Year ended October 31, 2025

18.	RISKS AND UNCERTAINTIES (CONT’D)

Conflicts of Interest

Certain directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, because of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The BCBCA provides that if a director has a material interest in a contract or proposed contract or agreement that is material to the Company, the director must disclose his interest in such contract or agreement and refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA.

Litigation

In the ordinary course of business, the Company and its subsidiaries may become involved in various legal and regulatory actions. The Company establishes legal provisions when it becomes probable that the Company will incur a loss and the amount can be reliably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a material impact on its consolidated financial position.

19.	DISCLOSURE CONTORLS AND PROCEDURES/ INTERNAL CONTROL OVER FINANCING REPORTING

As a venture issuer, the Company has filed basic certificates under National Instrument 52-109

Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”). The certifying officers do not make representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. Inherent limitations on the ability of management to design and implement DC&P and ICFR may result in misstatements or omissions that are not prevented or detected. There has been no change in the Company’s ICFR during the period that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR. Inherent limitations on the ability of management to design and implement DC&P and ICFR may result in misstatements or omissions that are not prevented or detected.

20.	OUTSTANDING SHARE DATA

The following table summarizes the number of common shares outstanding and reserved for issuance, as at the current MD&A date and as at October 31, 2025:

	2025	2024
	#	#

Outstanding common shares, opening and closing	250,000	250,000
Common shares reserved for share purchase warrants	122,705	413,563
	372,705	663,563

Management’s Discussion and Analysis (Expressed in Canadian Dollars, unless otherwise noted)	WBM CAPITAL CORP. Year ended October 31, 2025

20.	OUTSTANDING SHARE DATA (CONT’D)

a)	Authorized

The Company is authorized to issue an unlimited number of common shares.

On October 4, 2024, the Company completed a consolidation of the Company’s issued and outstanding common shares on the basis of 6,000,000 pre-consolidation common shares to 1 post-consolidation common shares. As at October 31, 2024, the Company had 1 common share outstanding. Shareholders who less than 6,000,000 pre-consolidation shares were entitled to receive $0.005 in cash for each pre-consolidation share held.

On July 24, 2025, the Company completed a share subdivision on the basis of every one (1) common share before subdivision into two hundred and fifty thousand (250,000) post-subdivision common shares (the “Stock Split”). The share subdivision is reflected retrospectively in these consolidated financial statements.

b)	Issued

The Company did not issue any commons shares for the year ended October 31, 2025.

On July 10, 2024, the Company closed a non-brokered private placement financing of 250,000 common shares at a deemed price of $0.12 per share for gross proceeds of $30,000. No finders’ fees were paid in connection with the private placement.

On February 16, 2024, the Company issued 33,333 common shares at a deemed price of $1.20 per share as full and final payment of debt in the aggregate amount of $40,000 for certain unpaid remuneration for services performed by the Company’s Chief Executive Officer and a consultant of the Company. The fair value of the issued common shares was $1.68 per share and a loss of $16,000 was recorded.

c)	Stock options

The Company’s Stock Option Plan was approved by shareholders at the annual and special meeting held on September 26, 2008. The Stock Option Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Issuer, or any subsidiary of the Company, the option to purchase the common shares. Additionally, under the Stock Option Plan, the number of the common shares reserved for any one person may not exceed 5% of the outstanding common shares. The Board determines the price per common share and the number of common shares that may be allotted to each director, officer, employee and consultant and all other terms and conditions of the options, subject to the rules of the Exchange. The exercise price per common share set by the Board is subject to minimum pricing restrictions set by the Exchange.

Stock Options may be exercisable for up to five years from the date of grant, but the Board has the discretion to grant options that are exercisable for a shorter period. Options under the Stock Option Plan are non-assignable.

If prior to the exercise of an option, the holder ceases to be a director, officer, employee or consultant, the option shall be limited to the number of common shares purchasable by them immediately prior to the time of their cessation of office or employment and they shall have no right to purchase any other common shares.

Management’s Discussion and Analysis (Expressed in Canadian Dollars, unless otherwise noted)	WBM CAPITAL CORP. Year ended October 31, 2025

20.	OUTSTANDING SHARE DATA (CONT’D)

c)	Stock options (cont’d)

Stock Options must be exercised within 90 days of termination of employment or cessation of position with the Company, although if the cessation of office, directorship, consulting arrangement or employment was by reason of death or disability, the option must be exercised within one year, subject to the expiry date.

For the year ended October 31, 2025, and 2024, the stock option activity is as follows:

	Number	Weighted average exercise price
	#	$

Outstanding, October 31, 2023	220,000	5.28
Cancelled	(220,000)	(5.28)
Outstanding, October 31, 2025 and 2024	—	—

For the year ended October 31, 2025 and 2024, the Company did not issue any options.

For the year ended October 31, 2024, the following activity occurred: On December 15, 2023, the Company in connection with the completed substantial issuer bid cancelled an aggregate of 65,000 options of the Company that had an exercise price of $2.40 per Share for consideration of $0.54 per In-the-Money Option, representing the difference between the exercise price of the In-the-Money Options and the purchase price under the substantial issuer bid, for aggregate consideration equal to approximately $0.14.

At October 31, 2025, there are no stock options outstanding as previously issued options were cancelled on December 15, 2023.

The estimated fair value of stock options granted is determined using the Black-Scholes option pricing model and is recorded as a charge in the condensed consolidated interim statement of loss and comprehensive loss over the vesting period of the stock options, with a corresponding increase to reserves. For the year ended October 31, 2025, $nil (October 31, 2024 - $20,000) was recorded as share-based payments for stock options.

Stock options are granted at a price equal to or above the fair value of the common shares. The consideration received on the exercise of stock options is added to share capital at the time of exercise.

Management’s Discussion and Analysis (Expressed in Canadian Dollars, unless otherwise noted)	WBM CAPITAL CORP. Year ended October 31, 2025

20.	OUTSTANDING SHARE DATA (CONT’D)

d)	Warrants

For the year ended October 31, 2025, and 2024 the warrant activity is as follows:

	Number	Weighted average exercise price
	#	$

Outstanding, October 31, 2023	577,705	7.68
Expired in 2024	(165,000)	(3.60)
Outstanding, October 31, 2024	412,705	3.60
Expired in 2025	(290,000)	(3.60)
	122,705	3.60

Number Outstanding	Exercise Price	Expiry Date	Number Exercisable
#	$		#

122,705	3.60	30-Nov-25	122,705

As at October 31, 2025, the weighted average life of warrants outstanding was 0.08 years (October 31, 2024 – 0.95 years). Subsequent to year-end, the Company’s warrants were cancelled as part of the transaction described in Note 17.

The fair value of warrants granted is determined using the Black-Scholes option pricing model and is recorded as a charge in the condensed consolidated interim statements of net loss and comprehensive loss over the vesting period of the warrants, with a corresponding increase to reserves.

For the year ended October 31, 2025, $nil (October 31, 2024 – $nil) was recorded as share-based payments for warrants. Warrants are issued at a price equal to or above the fair value of the common shares. The consideration received on the exercise of warrants is added to share capital at the time of exercise.

21.	FILING

These documents have been filed electronically with the Canadian securities regulators through the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) and may be accessed through SEDAR+’s website at www.sedarplus.ca.

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